                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: February, 2009               Commission File Number: 001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [ ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes [ ]   No [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AGRIUM INC.


Date: February 11, 2009                    By: /S/ GARY J. DANIEL
                                               --------------------------------
                                           Name: Gary J. Daniel
                                           Title: Senior Legal Counsel &
                                                  Assistant Corporate Secretary

                                  EXHIBIT INDEX

Exhibit                          Description of Exhibit
-------   ----------------------------------------------------------------------
   1      News Release dated February 11, 2009

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

February 11, 2009

Agrium Reports Fourth Quarter Net Earnings of $124-Million and Record Year

CALGARY, ALBERTA--(Marketwire - Feb. 11, 2009) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today net earnings for the fourth quarter of $124-million ($0.79 diluted earnings per share), compared with the net earnings of $172-million in the fourth quarter of 2007 ($1.24 diluted earnings per share). On an annual basis, 2008 was a record year for Agrium, with net earnings of $1.3-billion ($8.34 diluted earnings per share) versus the previous record of $441-million in net earnings ($3.25 diluted earnings per share) set in 2007.

"Our fourth quarter margins were excellent again this quarter, even with the challenges of reduced sales volumes and write-downs in inventories due to the unprecedented changes in phosphate and nitrogen prices over the past four months. We ended 2008 with earnings that were three times our previous record, and our strong balance sheet and positive earnings outlook places us in an excellent financial position for the future. Much of this success is a result of our disciplined growth strategy of diversifying across the entire agricultural value chain," said Mike Wilson, Agrium President and CEO.

"Despite the economic turmoil and uncertainty the world has been facing, we believe that 2009 will prove to be a year where Agrium can again deliver strong annual results. We believe the reduced crop nutrient use experienced over the past four months is not sustainable and that it will ultimately impact grain production and support crop prices and crop input demand. Recent growth initiatives have positioned our Wholesale, Retail, and Advanced Technologies businesses to continue to benefit from what we believe will be robust demand for crop inputs in the coming year."

The fourth quarter results include non-cash foreign exchange gains of $98-million (0.53 diluted earnings per share), non-qualifying natural gas and power hedge losses of $87-million ($0.47 diluted earnings per share) and a recovery in stock-based compensation of $36-million ($0.19 diluted earnings per share). The results also include net write-downs net of non-controlling interests totaling $261-million ($1.40 diluted earnings per share), primarily related to changes in valuations of Wholesale inventory and Retail purchase commitments.

KEY RESULTS AND DEVELOPMENTS

- Cash generated from operations was $671-million this quarter. Net earnings before interest expense, income taxes, depreciation, amortization and asset impairment ("EBITDA") for the year was a record $2.3-billion due to strong results across all business units. EBITDA for the quarter was a fourth-quarter record of $306-million, while consolidated EBITDA excluding inventory write-downs was $522-million.

- Wholesale per tonne margins for all three nutrients were excellent again this quarter, remaining at or above the 2008 average and illustrating our competitive advantages, particularly in nitrogen and phosphate. The start of the spring application season in most of the U.S. is still a few months away, but we expect a strong spring season, particularly for nitrogen.

- The final share swap for the MOPCO nitrogen facility was finalized on January 26, 2009, providing Agrium with a 26 percent interest in this existing facility. We took a $45-million write-down net of non-controlling interests to our $295-million EAgrium investment in the fourth quarter of 2008 to reflect the difference in the estimated fair value of our MOPCO equity interest and the cost of our investment in EAgrium.

2008 Fourth Quarter Operating Results

NET EARNINGS

Agrium's fourth quarter consolidated net earnings were $124-million, or $0.79 diluted earnings per share, compared to net earnings of $172-million, or $1.24 diluted earnings per share, for the same quarter of 2007. Net earnings before interest expense and income taxes ("EBIT") was $172-million for the fourth quarter of 2008 compared with EBIT of $250-million for the fourth quarter of 2007. The decrease in EBIT was primarily due to a decrease in gross profit from an inventory write-down and an investment write-down for our EAgrium investment, as well as certain material items noted below.

Consolidated gross profit in the fourth quarter of 2008 was $522-million, slightly lower compared to $533-million in the fourth quarter of 2007. Contributions from the UAP business and increase in fertilizer selling prices, partially offset by a $93-million write-down primarily associated with future inventory purchase commitments, resulted in a $49-million increase in gross profit in our Retail business segment. Wholesale gross profit decreased $60-million due to a decrease in sales volume and a $121-million write-down of inventory for our purchase for resale business, partially offset by higher selling prices. Our Advanced Technologies business segment contributed an additional $2-million increase to the change in our quarter-over-quarter gross profit. In accordance with our accounting standards, we referenced the current and expected future market conditions at December 31, 2008 and made write-downs on our inventory and future purchase commitments.

Expenses have increased $117-million quarter-over-quarter, primarily reflecting a combination of the following items:

- $115-million increase in Retail's selling expense resulting in Retail's selling expense of $242-million primarily as a result of the addition of the UAP business;

- $90-million increase in losses on non-qualifying derivative positions resulting in a $87-million hedging loss;

- $87-million write-down in our EAgrium investment before non-controlling interests of $42-million, resulting in a net write-down to Agrium of $45-million;

- $28-million increase in Potash profit and capital tax resulting in a $37-million expense driven by increased potash sales margins;

- $86-million decrease in stock-based compensation expense resulting in a $36-million recovery of stock-based compensation driven by a decrease in our share price; and

- $96-million increase in foreign exchange gains primarily related to the weakening of the Canadian dollar, resulting in $98-million of foreign exchange gain.

The effective tax rate was 15 percent for this quarter and 31 percent for the year. The decline in the rate compared to the same quarter last year was principally due to foreign exchange losses for Canadian tax purposes on our U.S. dollar denominated debt resulting from the weakening of the Canadian dollar during the quarter.

BUSINESS SEGMENT PEFORMANCE

Retail

Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired in May of 2008. Retail's 2008 fourth quarter net sales were $1-billion, which almost doubled the $555-million in the fourth quarter of 2007. Gross profit was $228-million in the fourth quarter of 2008, which included a $93-million write-down primarily for purchase commitments of crop nutrients, compared to gross profit of $179-million for the same period last year. While gross profit was $49-million higher this quarter than the same period last year, Retail EBIT was lower due to higher expenses associated with the acquired infrastructure of the UAP business. Retail EBIT was a loss of $54-million in the fourth quarter of 2008, after the inventory write-down, versus a positive EBIT of $39-million in the same quarter last year.

The UAP acquisition contributed $92-million in gross profit and $(19)-million in EBIT for the fourth quarter, excluding the impact of the write-down in Retail crop nutrients. This represents an increase of 80 percent in gross profit, and a significant improvement in EBIT compared to a similar 13-week period in 2007, given that UAP historically has EBIT losses in the fourth quarter. Agrium's legacy Retail operations gross profit rose by 27 percent, or $50-million, over the same period last year, while EBIT from legacy operations was 49 percent higher than the same period last year, before taking into account the impact of the write-down.

The increase in net sales and gross profit in the fourth quarter of 2008 versus the same quarter of 2007 was attributed to:

Crop nutrients net sales reached $631-million this quarter, an increase of $238-million compared to the fourth quarter of 2007, due to the addition of UAP business and higher average selling prices. Gross profit was $60-million this quarter compared to $83-million in the fourth quarter of 2007. The decrease was due entirely to a $93-million write-down resulting principally from changes in valuations of future purchase commitments. This resulted in crop nutrients margins declining to 10 percent in the fourth quarter of 2008, compared to 21 percent in the fourth quarter of 2007. Excluding the write-down, nutrient margins would have been 24 percent in the fourth quarter of 2008, slightly higher compared to the same period last year. Nutrient sales volumes in the fourth quarter declined slightly compared to the same period last year, even with the addition of UAP's nutrient business. Nutrient sales volumes at Agrium's legacy North American operations declined by 46 percent compared to the same period last year due to the deferral of crop nutrient applications from the fall of 2008 into 2009 and the late harvest in the Cornbelt. Sales volumes at our South American operations were also significantly lower this quarter than the same period last year due to dry conditions in Argentina, the reduction in global crop prices leading up to their planting season and uncertainty over future government agricultural policies.

Crop protection net sales increased to $288-million this quarter, compared to $87-million in the fourth quarter of 2007. Our gross profit this quarter reached $133-million, more than double last year's level. The strength of earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and profits was due to the addition of UAP's significant crop protection business, including a broad range of private label products. Crop protection product margins were 46 percent for the fourth quarter of 2008 versus 64 percent for the fourth quarter of 2007. The decline in margins compared to the same period last year was primarily due to the inclusion of UAP's lower margin crop protection wholesale business and the timing and nature of UAP supplier rebates.

Net sales for seed, services and other increased to $103-million this quarter, up from $75-million in the fourth quarter of 2007. Gross profit was $35-million in the fourth quarter of 2008, compared to $40-million for the same period last year. The reduction in gross profit this year was primarily due to lower sales of wheat seed compared to the strong demand last fall and charges associated with the discontinuation of our Vigoro private label seed brand in order to concentrate sales under the Dynagro private label brand previously sold only by UAP. Seed net sales were $44-million this quarter, with sales from both our legacy and UAP operations decreasing compared to the same period last year.

Retail selling expenses for the fourth quarter of 2008 were $242-million, almost double last year's level. Selling expenses as a percentage of net sales in the fourth quarter of 2008 were 24 percent, relatively unchanged from 23 percent for the same period last year.

Wholesale

Wholesale's net sales were a fourth-quarter record of $982-million for the fourth quarter of 2008 compared to $908-million for the fourth quarter of 2007. The increase was due to higher sales prices for all three crop nutrients, which more than offset the decrease in sales volumes for all nutrients compared to the same period last year. The decrease in sales volumes in the fourth quarter of 2008 were primarily due to: the significant reduction in domestic nutrient sales volumes resulting from a condensed fall application season as a result of the late harvest across most of North America; the expectation by growers that crop nutrients prices would be lower in the spring of 2009 than the fall of 2008; and, uncertainty created by the rapid changes in crop prices in the fall of 2008. Looking forward, we anticipate strong application rates for all nutrients in the U.S. this spring, with particular strength in the demand for nitrogen products and some recovery in nitrogen pricing.

Gross profit was $283-million in the fourth quarter of 2008, a $60-million reduction from the $343-million recorded for the same period last year. Excluding the $121-million inventory write-down in our purchase for resale business, total gross profit from our production facilities was higher than last year. EBIT of $106-million in the fourth quarter of 2008 was also lower than the $277-million for the same period last year due primarily to an inventory write-down, an increase in operating expenses as noted below, and a $45-million impairment of our interest in nitrogen facility assets in Egypt net of non-controlling interests.

Gross profit for nitrogen was $136-million this quarter, compared to $211-million in the same quarter last year. Nitrogen prices and margins remained higher than the same period last year but a significant reduction in sales volumes resulted in lower overall gross profit compared to the fourth quarter of 2007. Cost of product was $317 per tonne this quarter, a $93 per tonne increase over the same period last year partly due to the inclusion of $11 per tonne in depreciation this quarter, production shutdowns and curtailments, and higher gas costs partly due to a higher proportion of production and sales coming from our domestic rather than international nitrogen operations. The rapid decline in North American gas costs in the later part of the fourth quarter of 2008 was not reflected in our average gas cost this quarter due to higher cost of product drawn from inventory. Both domestic ammonia and urea sales volumes were approximately 32 percent below the previous year. The reduced volumes were due to the delayed harvest and the grower's decision to defer nutrient application from 2008 into 2009. International nitrogen sales volumes were 228,000 tonnes lower than the same quarter last year due to the closure of the Kenai nitrogen facility, the extended turnaround at our Argentine facility, and low nutrient demand in South America. Agrium's nitrogen margins averaged $197 per tonne this quarter, compared with $162 per tonne in the fourth quarter of last year, but were $46 per tonne lower than the third quarter of 2008 due to lower realized prices given the significant reduction in benchmark nitrogen prices in the fourth quarter.

Agrium's overall natural gas cost was $7.41/MMBtu in the fourth quarter of 2008 versus $5.68/MMBtu in the fourth quarter of 2007. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2008 was $6.82MMBtu, versus $7.03/MMBtu in the same quarter last year and $10.09/MMBtu in the third quarter of 2008. The AECO (Alberta) basis differential was $0.98/MMBtu for the fourth quarter of 2008.

Gross profit for our phosphate operations was the third highest quarter on record at $86-million, compared to $47-million for the same quarter last year. Realized sales prices remained strong again this quarter at $1,117 per tonne, due in large part to forward sales made earlier in the year. This price was more than double the $523 per tonne achieved in the fourth quarter of 2007. Sales volumes were 48 percent lower than the same quarter last year. Phosphate cost of product on a per tonne basis was $489 per tonne, a $143 per tonne increase over the same period last year but slightly lower than the third quarter of 2008. The increase in cost over the same period last year was due to $36 per tonne of depreciation expenses and higher sulphur and ammonia costs. Gross margins for phosphate were $628 per tonne compared with $177 per tonne in the fourth quarter of 2007. Benchmark phosphate prices declined by over 70 percent between the start and end of the fourth quarter of 2008.

Gross profit for potash increased significantly to $159-million versus $57-million in the fourth quarter of 2007. Potash accounted for 42 percent of Wholesale's gross profit from manufactured product. Realized selling prices were more than triple last year's levels. The higher sales prices more than offset a 39 percent decrease in sales volumes and higher production costs. Sales volumes decreased by 179,000 tonnes compared to the same period last year with international and domestic sales volumes declining by 41 percent and 37 percent, respectively. Global tightening of credit availability impacted international demand in the fourth quarter, while domestic volumes were primarily impacted by the late harvest and purchase deferrals. Cost of product was down 6 percent from the third quarter of 2008 but was $38 per tonne higher than the same period last year, due in part to higher equipment repair expense and a $13 per tonne depreciation expense included in the cost of product. Gross margin on a per tonne basis rose to $562 per tonne compared with $123 per tonne in the fourth quarter of last year.

Net sales for product purchased for resale was double last year's levels. However, gross profit in the fourth quarter of 2008 was $122-million lower than the same period last year due in part to a $121-million inventory write-down, caused by anticipated lower nutrient sales prices for inventories that will be carried over from the fall of 2008 to the spring of 2009. Adjustments to inventory valuations were required for product purchased for resale within North America, Europe and Argentina.

Wholesale operating expenses (gross profit less EBIT) were $177-million in the fourth quarter of 2008, an increase of $111-million over the same period last year. This change was due to an increase in net mark-to-market losses of $64-million from natural gas, power and foreign exchange derivatives; $26-million increase in realized losses on non-qualifying natural gas and power derivatives; and, an increase in Potash profit and capital taxes of $28-million driven by increased potash margins. This was partially offset by a decrease in stock-based compensation expense of $19-million.

Advanced Technologies

Advanced Technologies' fourth quarter 2008 net sales were $76-million compared to $70-million in the fourth quarter of 2007. Gross profit was $17-million for the quarter, compared with $15-million for the same period last year, while EBIT increased by $8-million over the fourth quarter of 2007. These strong results were achieved despite some challenges in the turf and ornamental business resulting in a $2-million inventory write-down. ESN(R) gross profit in the fourth quarter represented 44 percent of Advanced Technologies' gross profit, slightly higher than the same period last year. Similar to other crop nutrient volumes, ESN(R) sales volumes this quarter were significantly lower than the fourth quarter of 2007 however this was more than offset by higher margins. On a combined basis our other acquired businesses excluding ESN(R) gross profits are at similar levels to the same quarter last year and are $6-million higher for the year, despite some challenges from the non-agricultural market resulting from the significant downturn in the economy. Cost of product included $1-million of depreciation for the fourth quarter of 2008 and $7-million for the year. Depreciation was not included in cost of product in 2007. The Reese micronutrient facility, acquired from our Wholesale operations at the beginning of the fourth-quarter 2007, contributed $1-million in gross profit this quarter and $6-million for the year.

Other

EBIT for our Other non-operating business segment for the fourth quarter of 2008 was $114-million compared to a loss of $64-million for the fourth quarter of 2007. The increase in EBIT of $178-million quarter-over-quarter is mainly due to an increase in foreign exchange gain of $116-million as a result of the weakening of the Canadian dollar and a significant decrease in stock-based compensation expense of $67-million, driven by the decline in our share price in the fourth quarter of 2008.

FINANCIAL POSITION AND LIQUIDITY

Cash provided by operating activities was $671-million in the fourth quarter of 2008, of which $238-million was an improvement in non-cash working capital over the third quarter of 2008. Accounts receivable decreased by $1.1-billion, due primarily to the reduction in sales over the prior quarter, a $200-million draw on our accounts receivable securitization facility, and a reduction in Retail rebates receivable as the majority of supplier rebates were received in the fourth quarter. As our customers have generally indicated that they have not had significant difficulty in obtaining credit, we anticipate collection performance on accounts receivable to be within normal parameters. Inventories increased by $461-million, primarily due to reduction in sales volumes over the prior quarter, partially offset by a $121-million inventory write-down for Wholesale.

/T/


Inventories:                 December 31, 2008
(millions of U.S. dollars)         Total
--------------------------   -----------------
Raw materials                        189
Finished goods                       370
Product for resale                 2,488
                                   -----
                                   3,047
                                   =====

/T/

Accounts payable and accrued liabilities decreased by $64-million due to a reduction in Wholesale customer prepaid sales and trade payables from decreased market demand, lower inventory purchases and plant turnaround costs previously accrued in the third quarter and paid in the fourth quarter. This was partially offset by Retail write-down on future inventory purchase commitments and seasonal increases in customer deposits.

Cash used in investing activities was $124-million for the fourth quarter of 2008, which included $91-million on capital expenditures.

Cash used in financing activities was $381-million during the quarter due to a pay-down of our bank indebtedness as a result of lower financing required for reduced working capital, repayment of long-term debt, as well as funds used for share repurchase. As at December 31, 2008, Agrium repurchased approximately 1.2 million shares under its normal course issuer bid at an average price per share of $29.03.

/T/

Short-term credit facilities available
 at December 31, 2008                    Total   Unutilized   Utilized
--------------------------------------   -----   ----------   --------
(millions of U.S. dollars)
Revolving credit facilities expiring
   2012                                    775       475         300
Accounts receivable securitization(a)      200        --         n/a
                                         -----       ---         ---
                                           975       475         300
CMF credit facilities expiring in 2009     264       144         120
South American credit facilities
   expiring 2009 to 2012                   226       156          70
EAgrium bridge loan(b)                     120        --         120
                                         -----       ---         ---
                                         1,585       775         610
                                         =====       ===         ===

(a) As of December 31, 2008, we drew $200-million on our accounts receivable securitization facility.

(b) EAgrium loan is guaranteed by MISR Oil Processing Company, S,A,E. ("MOPCO") of Egypt and a MOPCO shareholder.

/T/

Egypt Nitrogen Project

On August 11, 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual rights and obligations through a share exchange and Agrium will own 26 percent of MOPCO as a result. The share exchange was completed on January 26, 2009. Since we do not control MOPCO on completion of the agreement, we will cease consolidation of Egypt operations and will record our investment using the equity method. MOPCO has commenced commercial production at its 675,000 tonne urea facility and plans to construct two additional urea trains on its existing site subject to securing sufficient financing, which is not assured in the current environment.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                              2008                           2007    2006
                    ----------------------------------------------------------------------
                      Q4       Q3      Q2      Q1      Q4     Q3      Q2      Q1       Q4
                    ------   -----   -----   -----   -----   ----   -----   ------   -----
Net sales           $1,941   3,113   3,870   1,107   1,426    989   2,034     821      899
Gross profit           522   1,048   1,261     392     533    305     572     188      231
Net earnings           124     367     636     195     172     51     229     (11)    (62)
   (loss)
Earnings
   (loss) per

   share
      -basic        $ 0.79    2.32    4.03    1.24    1.25   0.38    1.71   (0.08)   (0.47)
      -diluted      $ 0.79    2.31    4.00    1.23    1.24   0.38    1.70   (0.08)   (0.47)

/T/

The fertilizer and agricultural retail businesses are seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

There is a high degree of uncertainty about growers' cropping decisions for the spring of 2009 within North America. Grower cash margins remain historically strong for most grains and oilseeds, despite crop prices retreating from their summer highs. The drought conditions in Argentina and lower fertilizer use within Brazil this year due to tight credit conditions are expected to impact South American crop yields which may lend further support to crop prices. Volatile market conditions in the fall of 2008, combined with a delayed corn harvest, contributed to U.S. winter wheat growers planting over 4 million fewer wheat acres this year. Given current crop prices there is continued economic incentive to optimize yields in the upcoming crop season.

Demand for crop protection products, seed and application services by North American growers is expected to be strong in the spring of 2009. We anticipate solid demand for most crop protection products again this year, with potential for some further price increases in a number of crop protection products, excluding glyphosate. The late North American harvest reduced crop input application services in the fall of 2008 and demand is expected to be robust as grower's attempt to catch-up this spring. Seed sales are expected to be strong as well, as new seed varieties with multiple traits have been introduced again this year, which are expected to support higher seed prices in 2009.

The nitrogen market faced significant downward pressure in the fourth quarter of 2008, but has shown some improvement over the past month. Reduced demand in the fourth quarter as a result of unprecedented purchase deferrals contributed to a significant build in nitrogen inventories. The Fertilizer Institute reported that North American urea inventories at the end of December 2008 were 83 percent higher than the previous five year average. U.S. urea imports in the fourth quarter of 2008 are estimated to be down over 30 percent. The increased inventory levels, coupled with prices below European production costs and a natural gas supply dispute between Ukraine and Russia all led to the curtailment of over 10 percent of global urea capacity, excluding any undisclosed under-utilized capacity.

We expect U.S. nitrogen demand to be strong this spring given the reduction in use in the fall of 2008 and the fact that lower nitrogen application rates have a more immediate impact on crop yields than for phosphate or potash. India will continue to be a significant factor in 2009 as analysts forecast urea imports may increase by 20 percent over 2008 levels as they attempt to replenish stocks. China has re-imposed prohibitive export tariffs on urea beginning in February, 2009 but future actions by the Chinese government will remain an uncertainty for the market.

North American potash inventories were at historically low levels throughout most of 2008, but began to rise in the fourth quarter of the year as buyers postponed purchases, partly resulting from reduced global credit availability. International and domestic potash demand is expected to start improving in the spring of 2009, after significant purchasing delays in many importing regions of the world in the second half of 2008. North American potash inventories in December of 2008 were 22 percent above the five year average. Contract renewals at prevailing spot prices in both Japan and South Korea supported potash prices through the end of the year and into 2009.

The outlook for global potash demand will be impacted by the relative strength of crop prices, farmer economics and credit availability, and any progress on contract negotiations between China and India and their key suppliers for 2009. The majority of China's potash supply contracts expired at the end of 2008 and negotiations are expected to continue through the first quarter of 2009. Similar to the other two nutrients, global potash supplies were reduced significantly starting in the fourth quarter of 2008 and into early 2009, due to global production curtailments as a result of delayed purchases from major importers. It is estimated that at the beginning of the year, over 30 percent of global potash production was curtailed. We anticipate spring demand for potash to improve compared to last fall, but it is difficult to indicate the extent of the improvement.

Many of the market variables and conditions are similar for all three nutrients. For phosphate, reduced demand in the fourth quarter of 2008 resulted in a building of inventories. The TFI reported that U.S. DAP and MAP inventories at the end of December were 86 percent higher than the previous five year average. U.S. DAP and MAP production in the fourth quarter of 2008 was 41 percent lower than a year ago. U.S. phosphate producers contribute approximately 35 percent of global DAP and MAP trade. Reduced export demand in the fourth quarter resulted in increased inventories, which pressured phosphate producers to significantly lower their operating rates starting in the fourth quarter of 2008. At the beginning of 2009, capacity equivalent to at least 30 percent of global DAP and MAP demand was shut-down globally.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, particularly crop and nutrient sales prices in the spring of 2009 for our Retail and Wholesale operations, seasonal fertilizer consumption given the significant decline in consumption in the fall of 2008, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, current global financial crisis and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2008 4th Quarter Conference Call will be available in a listen-only mode beginning Wednesday, February 11th at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com.

/T/

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED DECEMBER 31, 2008

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except share data)

(Unaudited)

                                         Three months     Twelve months
                                             ended           ended
                                         December 31,     December 31,
                                         -------------   --------------
                                          2008    2007    2008     2007
                                         -----   -----   ------   -----
Sales                                    1,985   1,492   10,268   5,491
Direct freight                              44      66      237     221
                                         -----   -----   ------   -----
Net sales                                1,941   1,426   10,031   5,270
Cost of product                          1,203     893    6,592   3,672
Inventory and purchase commitment
   write-down                              216      --      216      --
                                         -----   -----   ------   -----
Gross profit                               522     533    3,223   1,598
Expenses
   Selling                                 249     137      815     471
   General and administrative               40      39      192     125
   Depreciation and amortization            27      45      110     173
   Potash profit and capital tax            37       9      162      28
   Asset impairment                         87      --       87      --
   Other (income) expenses                 (40)     53     (129)     89
                                         -----   -----   ------   -----
Earnings before interest, income taxes
   and non-controlling interests           122     250    1,986     712
   Interest on long-term debt               28      13       82      52
   Other interest                            7       6       23      18
                                         -----   -----   ------   -----
Earnings before income taxes and
   non-controlling interests                87     231    1,881     642
Income taxes                                13      59      589     204
Non-controlling interests                  (50)     --      (30)     (3)
                                         -----   -----   ------   -----
Net earnings                               124     172    1,322     441
                                         =====   =====   ======   =====
Earnings per share
   Basic                                  0.79    1.25     8.39    3.28
   Diluted                                0.79    1.24     8.34    3.25
Weighted average number of shares
   outstanding (millions)
   Basic                                   157     140      158     135
   Diluted                                 158     141      159     136

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                                Three months    Twelve months
                                                    ended          ended
                                                December 31,    December 31,
                                                ------------   --------------
                                                2008    2007     2008    2007
                                                ----   -----   ------   -----
Operating
Net earnings                                     124     172    1,322     441
Items not affecting cash
   Inventory and purchase commitment
      write-down                                 216      --      216      --
   Depreciation and amortization                  47      45      218     173
   Asset impairment                               87      --       87      --
   Stock-based compensation                      (35)     50      (25)    113
   Unrealized loss (gain) on derivative
      contracts                                   49     (13)      77       6
   Unrealized foreign exchange loss (gain)         9      (3)      (6)    (50)
   Gain on disposal of property, plant,
      equipment and investments                   --      (4)      (8)     (4)
   Future income taxes                            91      50      363     119
   Non-controlling interests                     (50)     --      (30)     (3)
   Other                                        (105)     36      (73)     51
Net change in non-cash working capital           238       2   (1,097)   (352)
                                                ----   -----   ------   -----
Cash provided by operating activities            671     335    1,044     494
                                                ----   -----   ------   -----
Investing
   Acquisitions, net of cash acquired             --      --   (2,740)     --
   Capital expenditures                          (91)   (157)    (506)   (454)
   Proceeds from disposal of property, plant,
      equipment and investments                    4       9       27      17
   Investment in equity investee                  --      --       --     (63)
   Other                                         (37)     (7)    (156)    (61)
                                                ----   -----   ------   -----
Cash used in investing activities               (124)   (155)  (3,375)   (561)
                                                ----   -----   ------   -----
Financing
   Bank indebtedness                            (292)   (152)     261     (61)
   Long-term debt issued                          --     114    1,620     132
   Transaction costs on long-term debt            --      --      (12)    (13)
   Repayment of long-term debt                   (58)     --     (795)     --
   Contributions from non-controlling
      interests                                   --      --      171      86
   Share dividends paid                           --      --      (18)    (15)
   Shares issued, net of issuance costs           --   1,326        4   1,337
   Shares repurchased                            (35)     --      (35)     --
   Other                                           4      --       --       1
                                                ----   -----   ------   -----
Cash (used in) provided by financing
   activities                                   (381)  1,288    1,196   1,467
                                                ----   -----   ------   -----
Increase (decrease) in cash and cash
   equivalents                                   166   1,468   (1,135)  1,400
Cash and cash equivalents - beginning
   of period                                     208      41    1,509     109
                                                ----   -----   ------   -----
Cash and cash equivalents - end of
   period                                        374   1,509      374   1,509
                                                ====   =====   ======   =====

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                              As at December 31,
                                              ------------------
                                               2008      2007
                                              -----   ----------
ASSETS
Current assets
   Cash and cash equivalents                    374      1,509
   Accounts receivable                        1,223        821
   Inventories                                3,047        961
   Prepaid expenses and deposits                475        297
                                              -----      -----
                                              5,119      3,588
Property, plant and equipment                 2,036      1,772
Intangibles                                     653         73
Goodwill                                      1,783        178
Investment in equity investee                    71         78
Other assets                                    156        143
                                              -----      -----
                                              9,818      5,832
                                              =====      =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness                            610        166
   Accounts payable and accrued liabilities   2,200      1,100
   Current portion of long-term debt              1          1
                                              -----      -----
                                              2,811      1,267
Long-term debt                                1,621        783
Other liabilities                               328        358
Future income tax liabilities                   706        237
Non-controlling interests                       242         99
                                              -----      -----
                                              5,708      2,744
Shareholders' equity                          4,110      3,088
                                              -----      -----
                                              9,818      5,832
                                              =====      =====

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                                                                             Accumulated
                               Millions                                         other
                                  of       Common                              compre-         Total
                                common     share    Contributed   Retained     hensive      shareholders'
                                shares    capital     surplus     earnings     income          equity
                               --------   -------   -----------   --------   -----------   --------------
December 31, 2006                 133        617          5           602           9          1,233
                                  ---      -----        ---         -----        ----          -----
Net earnings                                                          441                        441
Cash flow hedges (a)                                                   (3)         20             17
Foreign currency translation                                                       55             55
                                                                                 ----          -----
Comprehensive income                                                                             513
                                  ---      -----        ---         -----        ----          -----
Dividends                                                             (16)                       (16)
Shares issued                      24      1,338                                               1,338
Stock compensation
   exercise and grants              1         17          3                                       20
                                  ---      -----        ---         -----        ----          -----
December 31, 2007                 158      1,972          8         1,024          84          3,088
                                  ---      -----        ---         -----        ----          -----
Transition adjustment (b)                                               4                          4
                                  ---      -----        ---         -----        ----          -----
January 1, 2008                   158      1,972          8         1,028          84          3,092
                                  ---      -----        ---         -----        ----          -----
Net earnings                                                        1,322                      1,322
Cash flow hedges (c)                                                              (14)           (14)
Foreign currency translation                                                     (242)          (242)
                                                                                 ----          -----
Comprehensive income                                                                           1,066
                                  ---      -----        ---         -----        ----          -----
Dividends                                                            (17)                        (17)
Shares repurchased                 (1)       (15)                    (20)                        (35)
Stock compensation
   exercise and grants                         4                                                   4
                                  ---      -----        ---         -----        ----          -----
December 31, 2008                 157      1,961          8         2,313        (172)         4,110
                                  ===      =====        ===         =====        ====          =====

Notes to accumulated other comprehensive income:

(a)  Net of tax of $5-million and non-controlling interest of $7-million.

(b) Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(c) Net of tax of $2-million and non-controlling interest of $7-million.

AGRIUM INC.
Segmentation
(Unaudited - millions of U.S. dollars)                                Schedule 1

                            Three Months Ended December 31
                      ------------------------------------------
                                                     Advanced
                       Wholesale       Retail      Technologies
                      -----------   ------------   -------------
                      2008   2007    2008   2007   2008    2007
                      ----   ----   -----   ----   ----    ----
Net Sales
   - external          857    814   1,021    554     63      58
   - inter-segment     125     94       1      1     13      12
                       ---    ---   -----   ----    ---     ---
Total net sales        982    908   1,022    555     76      70
Cost of product        578    565     701    376     57      55
Inventory and
   purchase
   commitment
   write-down          121     --      93     --      2      --
                       ---    ---   -----   ----    ---     ---
Gross profit           283    343     228    179     17      15
                       ---    ---   -----   ----    ---     ---
Gross profit (%)        29     38      22     32     22      21
                       ---    ---   -----   ----    ---     ---
Selling expenses         7      7     242    127      2       4
EBITDA (1)             214    307     (32)    47      8       4
EBIT (2)               106    277     (54)    39      6      (2)

                          Three Months Ended December 31
                          -------------------------------
                               Other           Total
                          ------------    ---------------
                          2008    2007     2008      2007
                          ----    ----    -----     -----
Net Sales
   - external               --      --     1,941    1,426
   - inter-segment        (139)   (107)       --       --
                          ----    ----     -----    -----
Total net sales           (139)   (107)    1,941    1,426
Cost of product           (133)   (103)    1,203      893
Inventory and
   purchase commitment
   write-down               --      --       216       --
                          ----    ----     -----    -----
Gross profit                (6)     (4)      522      533
                          ----    ----     -----    -----
Gross profit (%)                              27       37
Selling expenses            (2)     (1)      249      137
EBITDA (1)                 116     (63)      306      295
EBIT (2)                   114     (64)      172      250

                            Twelve Months Ended December 31
                      --------------------------------------------
                                                        Advanced
                         Wholesale        Retail      Technologies
                      -------------   -------------   ------------
                       2008    2007    2008    2007   2008    2007
                      -----   -----   -----   -----   ----    ----
Net Sales
   - external         4,227   2,595   5,511   2,458    293     217
   - inter-segment      459     250       5       8     59      32
                      -----   -----   -----   -----   ----    ----
Total net sales       4,686   2,845   5,516   2,466    352     249
Cost of product       2,774   1,971   3,997   1,790    271     194
Inventory and
   purchase
   commitment
   write-down           121      --      93      --      2      --
                      -----   -----   -----   -----   ----    ----
Gross profit          1,791     874   1,426     676     79      55
                      -----   -----   -----   -----   ----    ----
Gross profit (%)         38      31      26      27     22      22
                      -----   -----   -----   -----   ----    ----
Selling expenses         29      27     788     442      6      10
EBITDA (1)            1,670     786     560     210     50      29
EBIT (2)              1,478     667     480     177     33      13

                         Twelve Months Ended December 31
                         -------------------------------
                             Other            Total
                         ------------    ---------------
                         2008    2007      2008     2007
                         ----    ----    ------    -----
Net Sales
   - external              --      --    10,031    5,270
   - inter-segment       (523)   (290)       --       --
                         ----    ----    ------    -----
Total net sales          (523)   (290)   10,031    5,270
Cost of product          (450)   (283)    6,592    3,672
Inventory and purchase
commitment write-down      --      --       216       --
                         ----    ----    ------    -----
Gross profit              (73)     (7)    3,223    1,598
                         ----    ----    ------    -----
Gross profit (%)                             32       30
                         ----    ----    ------    -----
Selling expenses           (8)     (8)      815      471
EBITDA (1)                 41    (137)    2,321      888
EBIT (2)                   25    (142)    2,016      715

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three Months Ended December 31
(Unaudited - millions of U.S. dollars)                               Schedule 2a

                                                  2008
                  ----------------------------------------------------------------------------
                                                                           Cost of
                                   Inventory                               Product
                                      and                                    and
                                   Purchase                               Inventory
                           Cost   Commitment           Sales    Selling     Write-
                   Net      of      Write-     Gross   Tonnes    Price       down      Margin
                  Sales  Product     down     Profit  (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                  -----  -------  ----------  ------  -------  ---------  ---------  ---------
Wholesale
   Nitrogen
   (1)              355     219        --       136      691       514       317        197
   Potash           192      33        --       159      283       678       116        562
   Phosphate        153      67        --        86      137     1,117       489        628
   Other(1)(2)       31      21        --        10       69
   Product
      purchased
      for
      resale        251     238       121      (108)     388       647       925       (278)
                  -----   -----       ---       ---    -----     -----       ---        ---
                    982     578       121       283    1,568       626       446        180
                  -----   -----       ---       ---    -----     -----       ---        ---
Retail (3)
   Crop
      nutrients     631     478        93        60
   Crop
      protection
      products      288     155        --       133
   Seed,
     services
     and other      103      68        --        35
                  -----   -----       ---       ---
                  1,022     701        93       228
                  -----   -----       ---       ---
Advanced
  Technologies
     Controlled-
     release
     products        65      49         2        14
  Other              11       8        --         3
                  -----   -----       ---       ---
                     76      57         2        17
                  -----   -----       ---       ---
Other inter-
   segment
   elimin-
   ations          (139)   (133)       --        (6)
                  -----   -----       ---       ---
Total             1,941   1,203       216       522
                  -----   -----       ---       ---

                                                2007
                  ----------------------------------------------------------------
                                           Sales    Selling    Cost of
                   Net   Cost of   Gross  Tonnes     Price     Product     Margin
                  Sales  Product  Profit  (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                  -----  -------  ------  -------  ---------  ---------  ---------
Wholesale
   Nitrogen (1)     503    292      211    1,303      386        224       162
   Potash            93     36       57      462      201         78       123
   Phosphate        139     92       47      266      523        346       177
   Other (1)(2)      52     38       14      185
   Product
      purchased
      for resale    121    107       14      276      438        387        51
                  -----    ---      ---    -----      ---        ---       ---
                    908    565      343    2,492      364        226       138
                  -----    ---      ---    -----      ---        ---       ---
Retail (3)
   Crop
      nutrients     393    310       83
   Crop
      protection
      products       87     31       56
   Seed,
      services
      and other      75     35       40
                  -----    ---      ---
                    555    376      179
                  -----    ---      ---
Advanced
   Technologies
   Controlled-
   release
      products       58     46       12
   Other             12      9        3
                  -----    ---      ---
                     70     55       15
                  -----    ---      ---
Other inter-
   segment
   eliminations    (107)  (103)      (4)
                  -----    ---      ---
Total             1,426    893      533
                  =====    ===      ===

(1) The current presentation has been revised from prior periods to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulfate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $106-million (2007 - $101-million) and gross profit was $6-million (2007 - $19-million).

AGRIUM INC.
Product Lines
Twelve Months Ended December 31
(Unaudited - millions of U.S. dollars)                               Schedule 2b

                                                               2008
                       ------------------------------------------------------------------------------------
                                                                                       Cost of
                                          Inventory                                    Product
                                              and                                        and
                                           Purchase                                   Inventory
                                  Cost    Commitment             Sales    Selling      Write-
                         Net       of       Write-      Gross    Tonnes    Price        down        Margin
                        Sales   Product      down      Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                       ------   -------   ----------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen
   (1)                  1,815    1,103        --         712      3,551      511         310         201
   Potash                 816      184        --         632      1,686      484         109         375
   Phosphate              847      426        --         421        906      935         470         465
   Other
      (1)(2)              237      169        --          68        583
   Product
      purchased
      for
      resale              971      892        121        (42)     1,781      545         569         (24)
                       ------    -----        ---      -----      -----      ---         ---         ---
                        4,686    2,774        121      1,791      8,507      551         340         211
                       ------    -----        ---      -----      -----      ---         ---         ---
   Retail (3)
      Crop
         nutrients      2,718   1,998          93        627
      Crop
         protection
         products       2,115   1,539          --        576
      Seed,
         services
         and other        683      460         --        223
                       ------    -----        ---      -----
                        5,516    3,997         93      1,426
                       ------    -----        ---      -----
   Advanced
      Technologies
         Controlled-
         release
         products         294      227          2         65
                       ------    -----        ---      -----
      Other                58       44         --         14
                       ------    -----        ---      -----
                          352      271          2         79
                       ------    -----        ---      -----
   Other inter-
      segment
      eliminations       (523)    (450)        --        (73)
                       ------    -----        ---      -----
   Total               10,031    6,592        216      3,223
                       ======    =====        ===      =====

                                                        2007
                       ----------------------------------------------------------------------
                                                   Sales    Selling      Cost of
                        Net    Cost of    Gross    Tonnes     Price      Product      Margin
                       Sales   Product   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                       -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen (1)        1,535    1,027      508     4,422       347         232         115
   Potash                305      138      167     1,684       181          82          99
   Phosphate             466      348      118     1,021       456         340         116
   Other (1)(2)          200      147       53      772
Product
   purchased
   for resale            339      311       28       968       350         321          29
                       -----    -----    -----     -----       ---         ---         ---
                       2,845    1,971      874     8,867       321         222          99
                       -----    -----    -----     -----       ---         ---         ---
Retail (3)
   Crop
      nutrients        1,453    1,118      335
   Crop
      protection
      products           619      438      181
   Seed,
      services
      and other          394      234      160
                       -----    -----    -----
                       2,466    1,790      676
                       -----    -----    -----
   Advanced
      Technologies
         Controlled-
         release
         products        208      162       46
   Other                  41       32        9
                       -----    -----    -----
                         249      194       55
                       -----    -----    -----
   Other inter-
      segment
      eliminations      (290)    (283)      (7)
                       -----    -----    -----
   Total               5,270    3,672    1,598
                       =====    =====    =====

(1) The current presentation has been revised from prior periods to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulfate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $331-million (2007 - $260-million) and gross profit was $73-million (2007 - $49-million).

AGRIUM INC.
Selected Sales Prices and Volumes
(Unaudited)                                                           Schedule 3

                                     Three Months Ended December 31,
                       -----------------------------------------------------------
                                   2008                           2007
                       ----------------------------   ----------------------------
                       Sales Tonnes   Selling Price   Sales Tonnes   Selling Price
                          (000's)       ($/Tonne)        (000's)      ($/Tonne)
                       ------------   -------------   ------------   -------------
Nitrogen
   Domestic
      Ammonia                260           622              375           455
      Urea                   258           477              378           416
      Other                  113           377              263           293
                           -----         -----            -----           ---
   Total domestic
      nitrogen               631           518            1,016           399
   International
      nitrogen                60           463              287           342
                           -----         -----            -----           ---
   Total nitrogen            691           514            1,303           386
                           -----         -----            -----           ---
   Potash
      Domestic               154           782              244           242
      International          129           563              218           159
                           -----         -----            -----           ---
   Total potash              283           678              462           201
                           -----         -----            -----           ---
   Phosphate                 137         1,117              266           523
   Ammonium sulfate           48           351              111           225
   Other (1)                  21                             74
   Product purchased
      for resale             388           647              276           438
                           -----         -----            -----           ---
   Total Wholesale         1,568           626            2,492           364
                           =====         =====            =====           ===

                              Twelve Months Ended December 31,
                      ------------------------------------------------------------
                                  2008                          2007
                      ----------------------------   -----------------------------
                       Sales Tonnes  Selling Price   Sales Tonnes   Selling Price
                             (000's)      ($/Tonne)        (000's)       ($/Tonne)
                      -------------  -------------   ------------   --------------
Nitrogen
   Domestic
      Ammonia             1,016           595            1,135           413
      Urea                1,308           557            1,482           373
      Other                 865           379              978           268
                          -----           ---            -----           ---
   Total domestic
      nitrogen            3,189           521            3,595           357
   International
      nitrogen              362           424              827           304
                          -----           ---            -----           ---
Total nitrogen            3,551           511            4,422           347
                          -----           ---            -----           ---
Potash
   Domestic                 907           525              865           214
   International            779           437              819           146
                          -----           ---            -----           ---
Total potash              1,686           484            1,684           181
                          -----           ---            -----           ---
Phosphate                   906           935            1,021           456
Ammonium sulfate            299           337              368           204
Other (1)                   284                            404
Product purchased
   for resale             1,781           545              968           350
                          -----           ---            -----           ---
Total Wholesale           8,507           551            8,867           321
                          =====           ===            =====           ===

(1)  Other includes results from the Rainbow division and miscellaneous items.

/T/

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


FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT: ERN

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